FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 3TH, 2021

1.       DATE, TIME AND PLACE: on November 3rd, 2021, at 12:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was done pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann

4.       AGENDA: (i) Analysis and deliberation on the quarterly information for the period ended September 30, 2021; (ii) Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase; and (iii) Analysis and election of statutory Director.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1       Analysis and deliberation on the quarterly information for the period ended September 30, 2021: after presentation by Mr. Guillaume Gras, and in accordance with the recommendation of approval of the Audit Committee, the Board Members decided to approve the quarterly information for the period ended September 30, 2021 and authorized the Company's Board of Executive Officers to take all the necessary measures for the disclosure of the quarterly information hereby approved by referral to the Securities and Exchange Commission - CVM, the Securities Exchange Commission - SEC and B3 SA - Brasil, Bolsa, Balcão.;

5.2       Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B5, B6 and B7 of the Compensation Plan, and to Series C5, C6 and C7 of the Stock Option Plan, to approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 367,806,68 (three hundred and sixty-seven thousand, eight hundred and six reais, and sixty-eight centavos), by issuance of 33.079 (thirty-three thousand and seventy-nine) common shares, whereas:

(i)              3,931 (three thousand, nine hundred and thirty-one) common shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 39.31 (thirty-nine reais and thirty-one centavos), due to the exercise of options from Series B5;

(ii)                17,204 (seventeen thousand, two hundred and four) common shares, at the issuance rate of R$ 15.42 (fifteen reais and forty-two centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 265,285.68 (two hundred and sixty-five thousand, two hundred and eighty-five reais and sixty-eight centavos), due to the exercise of options from Series C5;

(iii)              2,299 (two thousand, two hundred and ninety-nine) common shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 22.99 (twenty-two reais and ninety-nine centavos), due to the exercise of options from Series B6;

(iv)              3,171 (three thousand, one hundred and seventy-one) common shares, at the issuance rate of R$ 17.39 (seventeen reais and thirty-nine centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 55,143.69 (fifty-five thousand, one hundred and forty-three reais and sixty-nine centavos), due to the exercise of options from Series C6;

(v)                2,721 (two thousand, seven hundred and twenty-one) common shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 27.21 (twenty-seven reais and twenty-one centavos), due to the exercise of options from Series B7; and

(vi)              3,753 (three thousand, seven hundred and fifty-three) common shares, at the issuance rate of R$ 12.60 (twelve reais and sixty centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 47,287.80 (forty-seven thousand, two hundred and eighty-seven reais and eighty centavos), due to the exercise of options from Series C7.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

Thus, the Company’s capital stock shall change from the current R$ 5,858,238,358.27 (five billion, eight hundred and fifty-eight million, two hundred and thirty-eight thousand, three hundred and fifty-eight reais and twenty-seven centavos), to R$ 5,858,606,164.95 (five billion, eight hundred and fifty-eight million, six hundred and six thousand, one hundred and sixty-four reais and ninety-five centavos), fully subscribed and paid for, divided into 269.336.551 (two hundred and sixty-nine million, three hundred and thirty-six thousand, five hundred and fifty-one) common shares with no par value.

5.3       Analysis and election of statutory Director: based on the Company's Bylaws, the Members of the Board of Directors decided to elect Mr. Fréderic Garcia, French, married, bearer of RNE n ° V175320UDIREXEX, enrolled with the CPF / MF under number 213.469.498-08, resident and domiciled in the City and State of São Paulo, with a professional address at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, in the City of São Paulo, State of São Paulo, CEP 01402-000, for the position of Business Director of the Company. Therefore, the composition of the Company's Executive Board is as follows (i) Chief Executive Officer: Jorge Faiçal Filho; (ii) Vice President of Finance and Investors´ Relations Director: Guillaume Marie Didier Gras; (iii) Operations Director: Luiz Henrique Rodrigues Costa; and (iv) Business Director: Fréderic Garcia, to end the 2-year unified term concluded at the first meeting of the Board of Directors that takes place after the Annual General Meeting that approves the accounts for the year 2022.

5.1.1. The Officer now elected took office on this date, signing the respective Term of Indemnity, filed in the respective book, and declared, under the penalties of the law, that he is not involved in any of the crimes provided for by law that prevents them from exercising commercial activity, having aware of the provisions of article 147 of Law 6,404 / 76. The clearance statements are filed at the Company's headquarters.

5.1.2. Subsequently, the proposal for the appointment of the Officers who may represent the Company before third parties was unanimously presented and resolved, with the Messrs. Members of the Board of Directors resolved, unanimously and without restrictions, as follows:

5.1.2.1. Under the second paragraph of Article 28 of the Company's Bylaws, indicate the Directors: (i) Jorge Faiçal Filho, (ii) Guillaume Marie Didier Gras; (iii) Luiz Henrique Rodrigues Costa; and (iv) Fréderic Gárcia for, together of 2 (two) Directors, 2 (two) attorneys-in-fact or 1 (one) Officer and 1 (one) attorney-in-fact, with 1 (one) of them being the Chief Executive Officer or attorney-in-fact consisting of 2 (two) Directors, one of whom must be the Chief Executive Officer, representing the Company in acts that involve the acquisition, encumbrance or sale of assets, including real estate, as well as in acts of constitution of attorneys-in-fact for such practices.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, November 3rd, 2021. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves Rafael Russowsky and Renan Bergmann. I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 3, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.